30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG HOUSTON	LONDON MOSCOW NEW YORK PALO ALTO RIYADH SAN FRANCISCO WASHINGTON

September 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	LatAm Splitco Ltd.

Draft Registration Statement on Form S-1

Submitted July 21, 2017

CIK No. 0001712184

Dear Mr. Spirgel,

On behalf of our client, Liberty Latin America Ltd. (“Splitco”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as contained in its letter dated August 18, 2017 (the “Comment Letter”) to Splitco regarding the above-referenced draft registration statement on Form S-1 (the “Draft Registration Statement”) that was submitted on July 21, 2017.

On behalf of Splitco, we submit this letter in response to the Staff’s comments in the Comment Letter. To facilitate your review, we have repeated each of your comments followed immediately by the response of Splitco to that particular comment. In addition, we are confidentially submitting simultaneously herewith Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement, which was transmitted to the Commission today via the EDGAR system. We are also providing you supplementally a courtesy copy of Amendment No. 1 marked to show changes to the Draft Registration Statement. References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of Amendment No. 1. Capitalized terms used herein and not otherwise defined have the meanings given in Amendment No. 1.

*****

- 2 -	September 22, 2017

RESPONSES TO STAFF COMMENTS

General

1.

Comment: We note that you are registering the distribution of LatAm Splitco Ltd. Class A, Class B, and Class C common shares to current holders of LiLAC ordinary shares Classes A, B, and C. We also note that the outstanding LiLAC ordinary shares will be redesignated as deferred shares. Please advise us why you are not registering the redesignation of the deferred shares under the Securities Act of 1933.

RESPONSE:

We do not believe that the deferred shares constitute “securities” within the meaning of Section 2(a)(1) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or that any “sale” or “offer” will take place with respect to the deferred shares, as those terms are defined in Section 2(a)(3) of the Securities Act. As described in Amendment No. 1, the deferred shares merely represent the vestige of a LiLAC Ordinary Share once the Split-Off has been completed and would only exist due to the omission from U.K. corporate law of an available redemption feature. Corresponding tracking stock provisions in Delaware corporations include the ability to redeem (and hence eliminate) the tracking stock shares subject to a split-off. Because U.K. corporate law does not allow for a redemption feature, the articles of Liberty Global plc (“Liberty Global”) instead rely on the U.K. concept of redesignation and the creation of the deferred shares, which shares are virtually worthless. By their terms, the deferred shares confer virtually no economic interest in Liberty Global, carry no right to vote, have no right to payment of any dividends or other distributions and have a very limited right to capital on a winding up of Liberty Global. Accordingly, we do not believe these shares constitute “securities” within the meaning of the Securities Act. Further, even if the Staff were to take the view that the deferred shares constitute “securities” under the Securities Act, we believe there is no “offer” or “sale” of deferred shares requiring registration under the Securities Act. The ability to redesignate the LiLAC Ordinary Shares as deferred shares is incorporated in the terms of the LiLAC Ordinary Shares set forth in Liberty Global’s articles; hence, there is no investment decision being made by the holders of LiLAC Ordinary Shares, there is no exchange, recapitalization or reorganization occurring under Rule 145 nor is there any distribution of the deferred shares to the public shareholders. Rather, upon the redesignation (or conversion, in U.S. parlance) of the LiLAC Ordinary Shares into deferred shares, they will be immediately transferred to a third-party designee for no consideration in accordance with Liberty Global’s articles. Given these facts, we do not believe that the deferred shares constitute “securities” under the Securities Act, that any “sale” or “offer” will take place with respect to the deferred shares, or that any transferee requires the protections that the Securities Act affords. Accordingly, we do not believe that the redesignation and transfer of the deferred shares is required to be registered under the Securities Act.

2.

Comment: Tell us what, if any, operations in the Caribbean and Latin America that Liberty Global or its affiliates or subsidiaries will continue to hold or plan to pursue other than the principal business disclosed on page v. We note your fiduciary duty waivers of direction of corporate opportunity in your bye-laws.

- 3 -	September 22, 2017

RESPONSE:

We understand that none of Liberty Global or any of its subsidiaries or affiliates that it will control immediately following the Split-Off will have any operations in the Caribbean or Latin American, and that none of them has any present plan or intention to pursue operations in the Caribbean or Latin American.

Prospectus Cover Page

3.

Comment: Please tell us why you expect your Class B common shares to be quoted on the OTC Market, but your Class A and Class C common shares are expected to be listed on the Nasdaq Global Select Market. We note that currently all classes of LiLAC are listed on the NASDAQ.

RESPONSE:

The LiLAC Class B ordinary shares (“LiLAB shares”) are not listed on the NASDAQ. Rather, they trade on the OTC Link under the symbol “LILAB,” as reflected in Part II, Item 5 of Liberty’s Global’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. In addition, and also as reflected in Part II, Item 5 of Liberty’s Global’s Annual Report, there were only five record holders of LiLAB shares as of February 10, 2017. As discussed in Amendment No. 1, Splitco’s Class B common shares will be distributed solely to holders of LiLAB shares. Based on the number of record holders of LiLAB shares, we believe Splitco’s Class B common shares will have the same or a similar number of holders. The NASDAQ’s initial listing requirements include requirements for the minimum number of holders of a stock (no less than 100 Round Lot Holders). Given the anticipated number of holders of Splitco’s Class B common shares, we do not believe they will satisfy the NASDAQ’s minimum number of holders requirement, and therefore they will not be eligible to be listed on the NASDAQ. Therefore, we expect they will be quoted on the OTC Market.

The Split-Off, page 4

4.

Comment: Please add a “Q&A” clarifying Splitco will include executive officer and director positions overlapping with Liberty Global. Disclose the specific conflicts of financial interests of those officers and directors and your waiver of fiduciary duties, including, but not limited to, the direction of corporate business opportunities, by your officers and directors. Include in this disclosure your incorporation in Bermuda which affords less protection to your shareholders than the U.K. and specifically with respect to fiduciary duties.

- 4 -	September 22, 2017

RESPONSE:

We have updated the disclosure on pages 5-7 of Amendment No. 1 accordingly. There will be only one overlapping officer: the chief executive officer of Liberty Global will be the executive chairman of Splitco.

If I own Liberty Global Ordinary Shares, will they change in any manner as a result of the Split-Off”, page 6

5.

Comment: We note that following the Split-Off, Liberty Global Ordinary Shares will cease to constitute tracking stock, and will reflect the economic performance of the assets of Liberty Global excluding the businesses, assets, and liabilities transferred to Splitco prior to the Split-Off. Please advise us how Liberty Global shareholders will be informed that their shares will cease to be tracking stock.

RESPONSE:

Liberty Global intends to issue a press release informing the market of the expected record date of the Split-Off and a press release immediately upon completion of the Split-Off, as well as file a Current Report on Form 8-K within four business days of the completion of the Split-Off to report that the Split-Off has been completed and to advise holders of Liberty Global Ordinary Shares that their shares will functionally cease to constitute tracking stock following the Split-Off.

Our businesses are subject to risks of adverse regulation, page 17

6.

Comment: You state in the last sentence of the third paragraph, that in several CWC key markets, including Panama and the Bahamas, governments are CWC’s partners and co-owners. Please tell us the nature and significance of these partnerships and ownership interests, including whether you have concessioned assets.

RESPONSE:

As more fully described in our response to comment 20 below, while CWC BTC and CWC Panama are both consolidated subsidiaries of CWC, the Government of the Bahamas is a part-owner in CWC BTC and the Government of Panama is a part-owner in CWC Panama. Specifically, CWC indirectly owns 50.01% of the voting shares of CWC BTC, while the Government of the Bahamas holds the remaining 49.99% of the voting shares. Pursuant to the related shareholders’ agreement, CWC is entitled to appoint four members to CWC BTC’s board of directors and the government is entitled to appoint three members. In Panama, CWC indirectly owns 49% of the voting shares of CWC Panama as a Class B shareholder, the Panamanian government holds 49% of the voting shares as a Class A shareholder and the remaining 2% of voting shares represent Class C shares that are held in a trust for the benefit of the employees of CWC Panama. CWC as the Class B shareholder is entitled to appoint five members to the board of directors of CWC Panama, while the Class A and Class C shareholders may appoint three members and one member, respectively. For more information about the shareholder arrangements for CWC BTC and CWC Panama, including CWC’s control of the substantive operating decisions at CWC BTC and CWC Panama, please see the response to comment 20 below.

- 5 -	September 22, 2017

In both the Bahamas and Panama, the applicable operating company holds licenses or has received concessions from the government or independent regulatory bodies to operate their business, including their respective mobile and fixed networks. In Panama, such concessions are typically issued by state authorities and are renewed according to the requirements of the local jurisdictions from which they were issued.

We have added disclosure on page 22 of Amendment No. 1 regarding the foregoing to the extent deemed material.

7.

Comment: Please provide us an update on the status of the review of the CWC acquisition by regulatory authorities in certain jurisdictions, including the Bahamas, Jamaica, Trinidad and Tobago and the Seychelles. Tell us the nature of potential binding conditions or requirements that could have an adverse impact on CWC’s operations and financial condition.

RESPONSE:

In September 2017, Liberty Global received provisional approval from the Jamaica Ministry of Science, Energy and Technology for the change of control of CWC Jamaica as a result of Liberty Global’s acquisition of CWC in May 2016. The nature of the conditions include: (1) disclosure to the regulator of certain network and other business related information, and (2) quality of service requirements. Liberty Global does not believe that any of the binding conditions included in such provisional approval will have a material impact on its business or financial results. In Trinidad, the approval of Liberty’s acquisition is delayed until CWC satisfies a condition from the CWC/Columbus transaction to divest its interest in the Telecommunications Services of Trinidad and Tobago Limited. CWC is actively pursuing this disposition. The Trinidad telecoms regulator has not raised any objections to Liberty Global’s acquisition of CWC, and Liberty Global does not expect that the regulator will attach any material conditions to such transaction. In the Bahamas, Liberty Global submitted its application to the Bahamas Investment Authority regarding its acquisition of CWC in April 2016. Liberty Global is waiting for the Bahamas Investment Authority to formally respond. The response has been delayed, to a certain respect, by a change in government in May 2017. The Government of the Bahamas has raised no objection to Liberty Global’s ownership of CWC BTC and Liberty Global expects to receive the approval without a material impact on its business or financial results. In the Seychelles, Liberty Global’s acquisition of CWC triggered the payment of a transfer tax and related approvals. Liberty Global has been negotiating the transfer tax and other conditions to the government’s approval for 18 months and is waiting for the government to respond to its latest proposal. The government has not raised any objections to Liberty Global’s ownership and Liberty Global does not expect any conditions that may be included in the government’s approval will have a material impact on its business or financial results. Disclosure of the foregoing has not been made in Amendment No. 1, as such disclosure is not material.

- 6 -	September 22, 2017

The Company will have overlapping directors and officers with Liberty Global, page 26

8.	Comment: Specify the remaining fiduciary duties your officers and directors have to you in light of your waivers.

RESPONSE:

We have revised the disclosure on page 33 of Amendment No. 1 in response to the Staff’s comment.

9.	Comment: Specify the directors and officers that will retain financial interests in Liberty Global and disclose their positions within Splitco.

RESPONSE:

We will provide this disclosure in a future amendment to the Draft Registration Statement once the directors and officers of Splitco following the Split-Off have been determined and disclosed in such amendment.

10.

Comment: Explain how any potential conflict that qualifies as a “related party transaction” (as defined in Item 404 of Regulation S-K) is subject to review by an independent committee of the applicable company’s board in accordance with its corporate governance guidelines. Please clarify whether an independent committee of the Liberty Global Board could be the arbiter of this consideration and how the Liberty Global Board considered this. We note your reference on pages 26-27.

RESPONSE:

We have added disclosure on page 34 of Amendment No. 1 in response to the Staff’s comment.

Risks Relating to Our Common Shares and the Securities Market, page 28

11.

Comment: Please include a risk factor discussing the risks attendant upon the fact that holders of Series C common shares will be outvoted on all matters by holders of the other two classes of Splitco common shares. Please discuss any fiduciary duties owed to Series C shareholders by virtue of this equity structure.

RESPONSE:

We have added disclosure on page 35 of Amendment No. 1 in response to the Staff’s comment.

The Split-Off, page 34

12.

Comment: Please revise to discuss what consideration the Liberty Global board gave to obtaining a fairness opinion in connection with the proposed Split-Off, insofar as Splitco shareholders will no longer participate in the ownership interests of Liberty Global as a whole.

- 7 -	September 22, 2017

RESPONSE:

We have added disclosure on page 44 of Amendment No. 1 in response to the Staff’s comment.

Reasons for the Split-Off, page 34

13.

Comment: We note the board identified a number of costs and benefits of the transaction in determining what was in the best interests of Liberty Global and its shareholders. Expand to address the change in fiduciary duty and shareholder protections available after the split-off. For example, disclose the risks and the impact to shareholders due to the bye-law provisions that waive and renounce any breach of fiduciary duty by your directors and how that differs from the protections afforded to them as shareholders of Liberty Global.

RESPONSE:

We have added disclosure on page 43 of Amendment No. 1 in response to the Staff’s comment.

14.

Comment: You state the Split-Off is expected to enhance the ability of your directors and officers to make business and operational decisions that are solely in the best interests of Splitco. Address the potential impact to shareholders and Splitco’s primary business due to the bye-law that waives and renounces any breach of a fiduciary duty by your directors who direct a corporate opportunity to another person or entity (including Liberty Global) instead of the company, or does not refer or communicate information regarding such corporate opportunity to the company, unless such opportunity was expressly offered to such person solely in his or her capacity as a director of the company.

RESPONSE:

We have added disclosure on page 43 of Amendment No. 1 in response to the Staff’s comment.

Interests of Certain Persons, page 36

15.	Comment: Identify which individuals overlapping with Liberty Global will also serve as executive officers and directors of Splitco.

- 8 -	September 22, 2017

RESPONSE:

We note that the chief executive officer of Liberty Global will serve as the executive chairman of Splitco, and the disclosure throughout Amendment No. 1 has been revised accordingly. We do not anticipate Splitco having any other executive officers that will overlap with Liberty Global. We will provide the remainder of the requested disclosure in a future amendment to the Draft Registration Statement once the directors of Splitco following the Split-Off have been determined and disclosed in such amendment.

16.

Comment: Expand your discussion to explain how the interests, positions held and potential financial conflicts of executive officers and directors were considered by the Liberty Global Board and clarify how the interests of Splitco were represented.

RESPONSE:

Liberty Global’s Board does not believe any of the interests, positions held or potential financial conflicts of executive officers or directors would materially impact the executive officers’ or directors’ ability to exercise their independent judgment and fiduciary duties to any of Liberty Global’s shareholders, including LiLAC Group shareholders. Accordingly the interests, positions held and potential financial conflicts were not considered by the Liberty Global Board in connection with its determination to approve the Split-Off.

The Liberty Global Board is well-informed about the tracking stock structure of present Liberty Global, and the Liberty Global Board continues to have a fiduciary duty to the shareholders of both the LiLAC Group and the Liberty Global Group. Moreover, consistent with its fiduciary duties under U.K. law, the Liberty Global Board considered the interests of all of its shareholders in connection with the Split-Off, including considering the fairness of the transaction and terms of the transaction to LiLAC Group shareholders, who will ultimately be the shareholders of Splitco. Accordingly, the interests of Splitco and its shareholders were represented by the Liberty Global Board in connection with its determination to approve the Split-Off.

Accounting Treatment, page 47

17.

Comment: We note the split-off will be accounted for at historical cost due to the fact that your common shares are to be distributed pro rata to holders of LiLAC Ordinary Shares. Please explain to us your consideration of the change in voting power held by the LiLAC shareholders. That is, the holders of the LiLAC shares collectively direct approximately 16.0% of the aggregate voting power in Liberty Global plc and post-split- off will direct 100% of the voting power in the registrant.

RESPONSE:

The determination that historical cost accounting is required for Splitco’s transaction was based on the fact that the Split-Off will result in the pro rata distribution of Splitco common shares to the holders of LiLAC Ordinary Shares. Topic 845-10-30-13 of the FASB Codification provides guidance that Splitco understands is consistently applied in practice for split-off transactions of registrants capitalized with targeted stock,

- 9 -	September 22, 2017

notwithstanding the aggregate voting power the targeted stock has with respect to the parent’s combined classes of equity. This guidance states:

“…that a split-off of a targeted business, distributed on a pro rata basis to the holders of the related targeted stock, should be accounted for at historical cost. If the targeted stock was created in contemplation of the subsequent split-off, the two steps (creation of the targeted stock and the split-off) cannot be separated and shall be viewed as one transaction with the split-off being accounted for at fair value.”

With regard to the first sentence of this guidance, the distribution of Splitco common shares will be completed on a pro-rata basis to the holders of LiLAC Ordinary Shares. With regard to the second sentence, Liberty Global senior management did not believe that the LiLAC Group had sufficient scale to make a split-off transaction viable in July 2015, when the targeted stock was initially issued. It was only after Liberty Global acquired CWC in May 2016 that the Split-Off became a realistic strategic option. In light of the foregoing, Splitco believes the Split-Off is required to be accounted for at historical cost.

Liquidity and Capital Resources, page 114

18.

Comment: We note on pages F-70 to F-71 that the interest on a significant portion of your long-term debt is indexed to LIBOR. In light of UK regulators’ decision to abandon the LIBOR benchmark by the end of 2021, please disclose whether the underlying agreements reference an alternative benchmark. Please address whether you may be required to refinance sooner as a result.

RESPONSE:

The relevant loan documents contain customary provisions that contemplate alternative calculations of the applicable base rate in the event that LIBOR is unavailable. As such, the phasing out of LIBOR will not require Splitco to refinance sooner than currently planned. We have added disclosure to pages 27 and 142 of Amendment No. 1 to clarify that Splitco’s debt agreements provide for alternative calculations that can be used when LIBOR is no longer published.

Mandatory Prepayments, page 129

(17) Subsequent Event, page F-33

19.

Comment: We note that within 30 business days following the occurrence of a change in control …, the lenders’ outstanding loans may be declared immediately due and payable. Tell us if the split-off may be deemed a change in control and if so, whether you have obtained a waiver for the triggering condition.

- 10 -	September 22, 2017

RESPONSE:

Splitco does not believe that the Split-Off will be deemed a change in control under any of the LatAm Group’s outstanding debt instruments; accordingly, it has not sought any waivers.

Principles of Combination, page F-47

20.

Comment: With respect to CWC Panama and CWC BTC, please describe for us all of the participating rights and protective rights held by the other owners, the number of board seats controlled, and percentage voting power held.

RESPONSE:

In regard to CWC BTC, a wholly owned subsidiary of CWC holds 50.01% of the voting shares, while the Government of the Bahamas holds the remaining 49.99%. Pursuant to the related shareholders’ agreement, CWC is entitled to appoint four members to CWC BTC’s board of directors and the government is entitled to appoint three members. All significant operating decisions of CWC BTC are controlled by CWC by virtue of the majority voting ownership and board representation. Those decisions include setting the annual budgets, hiring and firing key personnel, and other customary management actions. The Bahamas government holds certain rights enumerated as reserved matters in the shareholders’ agreement. Pursuant to these reserved matters, certain actions cannot be taken without written consent of the government of the Bahamas. These reserved matters include (i) adopting or altering the governing documents, (ii) making changes to the share capital, (iii) changing the nature of the business, (iv) incurring financial indebtedness above a certain level, (v) making loans or advances outside of the ordinary course of business, (vi) disposing of a material portion of the business, (vii) acquiring a business, or a portion of a business where the acquisition value exceeds $37.5 million, (viii) creating encumbrances over all or a material part of the business, or providing certain material guarantees or indemnities, (ix) relocating overseas, (x) entering into a material partnership or joint venture, (xi) entering into contracts outside of the ordinary course of business, (xii) entering into transactions with CWC or its directors and employees, (xiii) making defined changes to the existing services agreement between CWC and CWC BTC, (xiv) making a proposal for a public listing, (xv) winding up the company, (xvi) changing the auditors, and (xvii) terminating the pension plan. We view these reserved matters as protective in nature. Accordingly, we control the substantive operating decisions and are required to consolidate CWC BTC.

With respect to CWC Panama, a wholly owned subsidiary of CWC holds 49% of the voting shares of CWC Panama as a Class B shareholder, the Panamanian government holds 49% of the voting shares as a Class A shareholder and the remaining 2% of voting shares represent Class C shares that are held in a trust for the benefit of the employees of CWC Panama. CWC as the Class B shareholder is entitled to appoint five members to the board of directors of CWC Panama, while the Class A and Class C shareholders may appoint three members and one member, respectively. As such, CWC has the right to appoint a majority of the members of the board of directors of CWC Panama. In addition, CWC, as the sole Class B shareholder, is entitled to appoint the chief executive officer of CWC Panama. The directors are elected by majority vote of each respective class of shares. Accordingly, CWC has full rights to appoint its

- 11 -	September 22, 2017

five directors to the board without interference from the other shareholders. The board makes all decisions related to CWC Panama based on a simple majority, except for those matters specifically reserved for the shareholders through the articles of incorporation. The regular shareholders’ meeting occurs annually and matters are limited to the election of directors as set forth above, approval of the audited financial statements of CWC Panama and any other matters for which prior notice has been given. Other matters reserved for shareholders’ meetings are amendments to the articles of incorporation of CWC Panama and any dissolution or merger of the company. A quorum at a shareholders’ meeting is achieved with attendance of at least 60% of the voting shares and all resolutions at the shareholders’ meeting must be approved by an affirmative vote of at least 60% of the voting shares. As CWC’s Class B shareholding can be used to block any actions at the shareholders’ meeting, actions taken at the shareholder level can’t be used to participate in the ordinary course decision making of CWC Panama. Therefore, we control all substantive operating decisions of CWC Panama and are required to consolidate the entity.

Property and Equipment, page F-49

21.

Comment: Please explain to us your basis in GAAP for capitalizing the replacement of a drop. It is unclear how, in substance, this is different from reconnecting a drop or the repairing or maintaining a drop.

RESPONSE:

Replacing a drop is substantively different from reconnecting a drop or repairing a drop. A drop is replaced when it is no longer capable of providing service in the capacity that was intended. A new drop that is placed in service represents a tangible component of our broadband communication network that will have a multiple-year life. Accordingly, we believe the cost of replacing a drop is properly capitalizable under GAAP. A reconnection occurs when the existing cable drop is used to provision service to an existing or new customer. Reconnections to existing premises are expensed as incurred. Maintenance activities result in repairs or other activities that do not increase the originally intended useful life of an asset and therefore are also expensed as incurred.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:	Kathryn Jacobson – Securities and Exchange Commission

- 12 -	September 22, 2017

Robert S. Littlepage – Securities and Exchange Commission

Celeste M. Murphy – Securities and Exchange Commission

Paul Fischer – Securities and Exchange Commission

Bryan H. Hall – Liberty Latin America Ltd.

John M. Winter – Liberty Latin America Ltd.

Jason Waldron – Liberty Global plc

Robert W. Murray Jr. – Baker Botts L.L.P.

Rick Ehrman – KPMG LLP

George Casey – Shearman & Sterling LLP

Robert Katz – Shearman & Sterling LLP

Harald Halbhuber – Shearman & Sterling LLP

Jeremy Kutner – Shearman & Sterling (London) LLP